SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2006
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

DOCUMENT INDEX

1.	Notice of Meeting, dated August 22, 2006.

Document 1

BY SEDAR	August 22, 2006

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

New Brunswick Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Saskatchewan Financial Services Commission

Securities Commission of Newfoundland and Labrador

The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	ACE Aviation Holdings Inc. ("ACE")

Special Meeting of Shareholders to be held on October 5, 2006

On behalf of ACE, we are writing to advise that a special meeting of the holders of Class A variable voting shares, Class B voting shares and preferred shares of ACE will take place on October 5, 2006. The record date to receive notice of the meeting and to vote at the meeting and the beneficial ownership determination date is September 1, 2006.

Yours very truly,

STIKEMAN ELLIOTT LLP

(signed) "David Massé"

David Massé

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)
Date:	August 23, 2006	By:	/s/ Carolyn M. Hadrovic
Name: Carolyn M. Hadrovic Title: Corporate Secretary